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                              HANARO TELECOM, INC.
                          MATERIAL CORPORATE DISCLOSURE

                                                                    EXHIBIT 99.1

                                                           [English Translation]

                                                            Corporate Disclosure

                                                                February 2, 2004

1.   Subject of Filing: Progress of Transfer of Business with Major Shareholders

2.   Details

     1)   Company Name: Dreamline Corporation

     2) Current State: Following the execution of the basic contract on September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon area, Hanaro locally filed a corporate disclosure titled 'Transfer of business with major shareholders' on the same date. In addition, Hanaro filed a notice of correction on November 3, 2003 and December 9, 2003 with respect to the disclosure dated on September 26, due to a change in the transfer date.

     3) Progress: Hanaro sent a final notice to Dreamline on February 2, 2004 requesting to enter into a definitive business transfer contract, and further development in relation to the issue hereto shall be filed in a timely manner.

     4) Others: The above statement is based on Article 10, Clause 1 of the basic broadband business transfer contract between Hanaro and Dreamline. ((The parties (Hanaro and Dreamline) can send a written notice to the other party to demand a correction within 7 days, if the other party breaches the contract or cannot execute a definitive contract. If the other party cannot correct the breach within 7 days, the party may terminate the contract immediately.)